Erica L. Zong Evenson

Senior Attorney

+1.202.373.6182

erica.zong@morganlewis.com

November 27, 2024

via EDGAR

Christopher Bellacicco

Attorney Adviser

Division of Investment Management
100 F Street, NE

Washington, DC 20549

Re:	Pearl Diver Credit Company Inc. (the “Company” or “Registrant”) File Nos. 333-282878; 811-23912

Dear Mr. Bellacicco,

This letter responds to Staff comments relating to the Registrant’s registration statement on Form N-2 (the “Registration Statement”), which was filed with the U.S. Securities and Exchange Commission on October 29, 2024. Below, for your convenience, we have restated the Staff’s comments followed by the Registrant’s responses to those comments, which will be reflected in an amendment to the Registration Statement. Capitalized terms not otherwise defined in this letter have the meaning given to them by the Registration Statement.

GENERAL

1.	Comment: Please confirm that FINRA has reviewed the terms and arrangements of the offering and has no objections or that the filing is exempt from FINRA review.

Response: The Registrant confirms that the appropriate filing has been submitted with FINRA and that it has received a “no objections letter.”

PROSPECTUS

2.	Comment: In the “Fluctuations in Interest Rates” sub-section under “We and our investments are subject to interest rate risk.”, please revise the second sentence in light of the current interest rate environment.

Response: The requested change has been made.

PART C

3.	Comment: The Staff notes that, on the signature page, an asterisk is placed after the name of the chief financial officer to indicate that he signed the Registration Statement pursuant to a power of attorney. However, he is not included in the power of attorney filed as an exhibit to the Registration Statement.

Response: The asterisk has been deleted from the signature line for Mr. Chakraborty.

November 27, 2024

Should you have any questions regarding this letter, please contact me at (202) 373-6182.

Sincerely,

/s/ Erica L. Zong Evenson
Erica L. Zong Evenson
Morgan Lewis & Bockius LLP

cc:	Thomas S. Harman, Partner, Morgan Lewis & Bockius LLP John C. Lee, Branch Chief Christian T. Sandoe, Assistant Director